SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                            ALLNETSERVICES.COM CORP.
         3650 Coral Ridge Drive, Suite 101,Coral Springs, Florida 33065
                                  954.346.7575

State of Incorporation: Florida                                 EIN # 65-0755455



Securities to be registered under Section 12(b) of the Act:

     None

    Securities to be registered under section 12 (g) of the Act:

    Common Stock

                                TABLE OF CONTENTS

PART I
------
ITEM 1.   DESCRIPTION OF BUSINESS................................................................................3

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                 PLAN OF OPERATION...............................................................................7

ITEM 3.   DESCRIPTION OF PROPERTY...............................................................................10

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                 OWNERS AND MANAGEMENT..........................................................................10

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                 AND CONTROL PERSONS............................................................................11

ITEM 6.   EXECUTIVE COMPENSATION................................................................................11

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED
                 TRANSACTIONS ..................................................................................12

ITEM 8.   DESCRIPTION OF SECURITIES.............................................................................12

PART II
-------

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED
                 STOCKHOLDER MATTERS ...........................................................................13

ITEM 2.   LEGAL PROCEEDINGS.....................................................................................13

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                 ACCOUNTING AND FINANCIAL DISCLOSURE............................................................13

ITEM 4.   RECENT SALE OF UNREGISTERED SECURITIES................................................................14

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.............................................................14

PART F/S
--------

PART III
--------

ITEMS 1. & 2.   INDEX TO AND DESCRIPTION OF EXHIBITS............................................................31

SIGNATURES......................................................................................................31


                  NOTE REGARDING FORWARD-LOOKING STATEMENTS

                  Certain matters discussed in this Registration Statement on Form 10SB are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects," "estimates" or words of similar meaning. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

PART I
------

ITEM 1 - DESCRIPTION OF BUSINESS:
---------------------------------

         AllnetServices.com Corp. a Florida corporation (the "Company") is in the business of Internet sales. The Company became operational in April 1997, and is headquartered at 3650 Coral Ridge Drive, Suite 101, Coral Springs, FL 33065.

         The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The primary purpose for this is that the Company wants to maintain its listing for its common stock on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to maintain such a listing on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Exchange Act of 1934.

History:
--------

         The Company, which became operational in April 1997 started with two distinct revenue generating operations; the sales and marketing of high-end copier parts and an interactive on-line auction site on the World Wide Web for the purpose of auctioning new, refurbished and close-out computer hardware and software products. Sales attributed to the Internet accounted for 14% of the total revenues for the year ending December 31,1997. During the course of 1998, sales attributed to the Internet increased to 35% of the total revenues for the year ending December 31,1998. This increase in revenues related to the Internet in 1998 is due to the launching of several new e-commerce web sites, and the Company offering web site design and development services. Subsequent to November 1998, the Company was no longer involved in its high-end copier part sales due to the restructuring of its largest customer and decreased demand for these parts.

Business:
---------

         The Company now focuses its efforts on the on-line marketing and distribution of a broad range of products and services at wholesale prices to both consumer and trade customers and offers Internet-related services to businesses and end-users. The growth of the Internet and its emergence as an effective new sales medium, combined with consumer enthusiasm generated by the Company's interactive auction format, e-commerce shopping sites and Internet services, creates a significant business opportunity. The Company intends to leverage its position as an Internet retailer of new, refurbished and close-out merchandise by enhancing its brand recognition, continuing to provide a compelling shopping experience, developing incremental revenue opportunities and building on its technology. E-commerce is defined as electronic commerce, or the sale of goods and services on-line via the World Wide Web.

         In its early stages of development, the Company spent seven months designing proprietary, fully scalable systems architecture for the Internet shopping marketplace. The Company's system is designed to fully integrate all aspects of retail transaction processing including order placement, secure payment verification, inventory control, order fulfillment and vendor invoicing in one seamless and automated process. The Company believes that the principal competitive factors in its market are price, speed of fulfillment, wide selection, personalized services, ease of use, 24-hour accessibility, convenience, reliability, and quality of editorial and other site content. The Company has developed a creative auction format and e-tailing experience on the Web that combines a highly automated infrastructure with a user-friendly interface designed to enhance the convenience and ease of online shopping. E-tailing is a term used to describe electronic retailing, or sales of goods via the World Wide Web. The Company currently has eleven full time employees.

Products:
---------

         The Company offers web hosting, professional graphics design and animation, data base management and web site development.

         Additionally, The Company currently owns and operates six Internet sites: AllnetDirect.com, Allmonitors.com, GoingOnce.net, Allnotebooks.com, Allnetvoice.com and AllnetServices.com. AllnetDirect.com is an electronic computer mall on the World Wide Web, listing over 45,000 computer-related products from IBM, Digital, Intel, NEC, 3Com, Cisco Systems, Microsoft, and many more. Allmonitors.com is a Web site dedicated solely to offering monitor-related merchandise, from refurbished 15" Viewsonic and brand new 21" NEC monitors to large projection screens, projector equipment and LCD's (liquid crystal display). GoingOnce.net, the Company's auction site, currently specializes in selling new, refurbished and closeout desktop and notebook computers, monitors, laser and inkjet printers, scanners, digital cameras, VCRs, camcorders, telephones, copiers, software, and computer related accessories. Allnotebooks.com specializes in notebook computers, PDA's (personal digital assistants) and accessories. Allnetvoice.com offers voice and speech-related technology products. The Company also maintains two additional web sites, Allcopiers.com and Deviceline.com. in which the Company developed and maintains the web sites and earns a commission for goods sold through them.

         The Company promotes its e-commerce sites primarily through banner and sponsorship advertisements on the World Wide Web. These advertisements are targeted at individuals who are likely to visit specific sites and make a purchase. A number of these sites can be best described as "what to buy and where to buy it" sites. They include sites such as Shopper.com, Computers.com, AOL.com, CompuServe.com and Techshopper.com. Most sites of this nature are content-driven and provide product reviews, price comparisons, and buyer's tips. Several of the Company's larger competitors advertise on this type of site. The Company also employs several inside sales representatives to help customers and to prospect business from leads generated from its web sites.

         In the first 2 years of the Company's development, sales derived directly from the Internet accounted for approximately 14% of the total sales for 1997 and approximately 35% in 1998. After November 1998, the Company's business model changed to its present form with 100% of revenue derived from Internet related sales and services.

Market:
-------

         International Data Corporation (IDC) estimates that the number of users accessing the Web will grow from 150 million today to over 325 million in 2001 and that the amount of commerce conducted over the Web will increase from approximately $900 million in 1998 to more than $50 billion in 2001. Growth in Internet usage has been fueled by a number of factors, including the large and growing base of personal computers installed in the workplace and the increased awareness of the Internet among consumer and trade customers.

         According to Internet World, computers and computer equipment represent the number one category on the Internet in terms of what consumers are purchasing on line. The market for new and used computers is estimated at well over $100 billion for 1999 worldwide and U.S. personal computer sales at more than $50 billion, according to the Computer Almanac. Experts predict growth rates in this market of 6% annually well into the twenty-first century. Industry analysts agree, citing that changing technologies will continue to drive the demand for newer and faster personal computers.

         According to Dataquest, worldwide monitor sales have sustained double-digit unit and sales growth the past four years. As technology for computers and other accessories continue to drive prices downward, advancement in monitors has been mostly stagnate keeping prices stable, and margins attractive. Dataquest reports that sales of monitors across the globe exceeded $28 billion in 1997 and that sales in North America alone totaled more than $10 billion. Unit and sales growth, both globally and in North America, are projected to increase an average of 10% over the next four years, with prices declining only slightly.

         Forrester Research Inc., which analyzes the impact of technology, estimates that $8.7 billion worth of business-to-business goods will be auctioned online this year, growing to $52.6 billion in 2002.

         Internet services as well are seeing more and more business. Growing demand for better performance and more useful content has driven many companies to out-source their Web hosting resources, according to a report by Cambridge, Mass-based Forrester Research. The Forrester report shows the market for Web hosting services growing from $900 million in 1998 to $9 billion by 2002.

         The Company currently has an extremely small portion of these markets and there can be no assurances that it will be able to penetrate these markets further in the future.

Competition:
------------

         There are many competitors in the Internet commerce arena. Several notable Internet retailers operate under a similar model as the Company. They include Cyberian Outpost, (NASDAQ: COOL), Egghead (NASDAQ: EGGS), OnSale (NASDAQ: ONSL), Buy.com, eBay (NASDAQ: EBAY) and Insight (NASDAQ: NSIT). Most of these companies not only distribute solely through the Internet but also utilize only one major supply channel for their source of new hardware, software and other computer equipment. Further, some of these competitors have not diversified their offerings beyond computer products.

         Many of the Company's competitors have significant competitive advantages. Internet search engines, and large traditional retailers have significantly greater operating histories, customer bases and brand recognition and/or e-commerce experience. In addition, certain competitors may be able to devote significantly greater resources to marketing campaigns, attracting traffic to their Web sites and attracting and retaining key employees. As we expand the Company's business through the introduction of new products and services, the Company will face competition from established providers of these products and services.

         The Company also potentially faces competition from a number of on-line services that have expertise in developing on-line commerce and facilitating Internet traffic. These potential competitors include Amazon.com, America Online, Microsoft and Yahoo! who could choose to compete with the Company either directly or indirectly through affiliations with other e-commerce companies. Other large companies with strong brand recognition, technical expertise and experience in on-line commerce and direct marketing could also seek to compete in the buyer driven commerce market.

Technology/Year 2000:
---------------------

         The Company has assessed its computerized systems to determine its ability to correctly identify the Year 2000 and has determined that they will correctly identify the Year 2000. The Company intends to implement an ongoing program to review the status of its key suppliers to make sure they are Y2K compliant. Management does not expect the Year 2000 issue to pose significant operational or financial problems for the Company.

         During the Company's initial development phase, the network infrastructure and proprietary technology evolvement was designed as the foundation for the future. The custom software that operates the Company's e-tailing sites, has automated many of the procedures, such as order generation, vendor product listing, invoicing and inventory control necessary for a successful Internet company. The Company now also has the capability to host hundreds of web sites on its servers, with expansion capacity for thousands more.

         The Company's electronic commerce and data warehouse systems utilize a hybrid of Microsoft and UNIX technologies. On the Microsoft side, the latest version of NT Enterprise runs the Company's mission critical backoffice platform applications while simultaneously supporting the UNIX front end on Hewlett Packard and IBM Netfinity servers. Maintaining all data in a universal SQL format, by way of an SQL server "farm", the data can be moved easily across platforms, and tiered for the highest level of security. With a capacity quickly approaching the 100-Gigabyte range, implementation of RAID and high capacity backup systems across platforms is essential. The marriage of these systems is accomplished by tools provided in Microsoft's Visual Development Studio 6.0 and native, Proprietary Applications designed and compiled in-house, directly on the UNIX hosts using both the C++ and PERL scripting languages.

         Remote access, dial-up and hosting services are provided for the UNIX, NT, Windows, and Mac clients via Microsoft Site Server Commerce edition and UNIX systems running both Netscape FastTrack and Apache web servers. Supplemental operations such as electronic mail, messaging, and collaboration services are provided by both simple UNIX SMTP servers, and a primary Microsoft Exchange Server.


ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
-------------------------------------------------------------------
          AND RESULTS OF OPERATIONS:
          --------------------------

         The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements, including the Notes thereto, of the Company included elsewhere in this registration statement. Forward-looking statements and comments in this document are made pursuant to the safe harbor provision of Section 21E of the Securities Exchange Act of 1934. Such statements relating to, among other things, the prospects for the Company to increase the level of sales, maintain current sales levels, add new products and services and develop new Web sites are necessarily subject to risks and uncertainties, some of which are significant in scope and nature, including risks related to the demand for the Company's products and services, competition, and availability of capital.

Overview:
---------

         The Company specializes in the marketing and distribution of a broad range of products and services at wholesale prices to both retail and business customers and offers Internet-related services to businesses and end-users. The Company intends to leverage its position as an Internet retailer of new, refurbished and close-out merchandise by enhancing its brand recognition, continuing to provide a compelling shopping experience, developing incremental revenue opportunities and building on its technology.

         Management believes that the key factor affecting the Company's long-term financial success is its ability to attract and retain customers in a cost-effective manner. Currently, the Company is seeking to expand its customer base and encourage repeat buying through multiple domestic marketing programs. Such programs include: (i) brand development, (ii) on-line and off-line marketing and promotional campaigns (iii) direct marketing programs designed to generate repeat sales from existing customers, and (iv) growth of the Company's direct sales force concentrating on small to mid sized businesses. The Company believes it can use its sales and marketing expertise along with the Internet as a powerful marketing tool to develop revenues in a consistent manner.

         The Company expects to experience fluctuations in its future operating results due to a variety of factors, many of which are outside the control of the Company. Factors that may affect the Company's operating results include the frequency of new product releases, success of strategic alliances, mix of product sales and seasonality of sales typically experienced by retailers. Sales in the computer retail industry are significantly affected by the release of new products. Infrequent or delayed new product releases, when they occur, negatively impact the overall growth in computer retail sales. Gross profit margins for hardware, software and peripheral products vary widely, with computer hardware generally having the lowest gross profit margins. While the Company has some ability to affect its gross margins by varying its product mix with higher margin products such as refurbished copier products and pagers, the Company's sales mix will vary from period to period and the Company's gross margins will fluctuate accordingly.

Results of Operations: Calendar year 1997 and 1998:
---------------------------------------------------

         Net sales are comprised of product sales, net of returns and allowances. Net sales increased from $302,888 in 1997 to $380,306 in 1998. This increase was due to 1997 being a partial year of operations offset by a decrease in the sales of copier parts in 1998 due to the Company's decision to cease the sale of those products and concentrate on its Internet related business. Included in total sales were internet related sales of approximately $41,000 and $132,000 in 1997 and 1998, respectively.

         Cost of sales increased from $224,791 in 1997 to $270,208 in 1998. As a percentage of net sales, the Company's gross margin was 25.7% in 1997 and 28.9% in 1998. The increase was due to several factors as follows: more favorable pricing from the Company's vendors, a slight increase in web site design work, which has a higher profit margin than computer hardware and software, and a slight change in product mix increasing the Company's refurbished product sales, which have a higher profit margin than new products.

         Selling, general and administrative expense includes administrative, finance and purchasing personnel and related costs, general office and depreciation expenses, as well as professional fees and advertising costs. Selling, general and administrative expenses were $558,909 for the year ended December 31, 1997 as compared to $ 1,085,146 for the year ended December 31, 1998. This increase was due to calendar 1997 being a partial year of operations and increased personnel, consulting and other operating expenses incurred in 1998 in connection to the change in the Company's business model from a seller of high end copier parts to an Internet retailer. The Company does not expect selling, general and administrative expenses to continue to grow at this rate.

         Net cash used in operating activities was $525,512 for the year ended December 31,1998. Net cash used in operating activities was primarily attributable to net losses and partially offset by increases in trade payables and amounts due to related parties.

         Net cash used in investing activities was $ 12,713 for the year ended December 31,1998.

         Net cash used in investing activities was primarily related to purchases of property and equipment.

         Net cash provided by financing activities was $144,700 for the year ended December 31,1998. Net cash provided by financing activities resulted from the issuance of common stock in a Private Placement Offering.

         Management believes that based upon the current operating plan, existing cash and cash equivalents, and cash generated from operations will be sufficient to fund operating activities, capital expenditures and other obligations through December 31, 1999. However, if the Company is not successful in generating sufficient cash flow from operations or in raising additional capital when required in sufficient amounts and on acceptable terms, these failures could have a material adverse effect on the Company's business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's then-current stockholders would be diluted.

         As of June 30, 1999, the Company had $210,879 of working capital. The Company believes that its current working capital, and cash generated from operations in 1999 will be sufficient to meet the Company's cash requirements through December 31,1999. The Company's capital requirements will depend on numerous factors, including the rates at which the Company expands its personnel and infrastructure to accommodate growth and invests in new technologies. In addition, as part of its strategy, the Company evaluates potential alliances with businesses that extend or complement the Company's business. Future alliances may be funded with alliance financing, institutional financing, or additional equity offerings. There can be no assurance that future alliances, if identified, will be consummated by the Company.

         There can be no assurance that the Company will be able to raise any required capital necessary to achieve its targeted growth rates and future continuance on favorable terms or at all.

The Company expects to continue with its current revenue growth plan as experienced in the first two quarters of 1999 and believes that with current available funds and funds generated from operations in 1999, there will be sufficient capital resources to allow the Company to continue in existence as a going concern.


ITEM 3 - DESCRIPTION OF PROPERTY:
---------------------------------

         The Company's office is currently located at 3650 Coral Ridge Drive, Suite 101, Coral Springs, FL 33065. Pursuant to a written lease, the Company leases approximately 3,870 square feet at an annual rent of $ 36,000. The lease is for a term of 3 years.


ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:
------------------------------------------------------------------------

         As of March 15, 1999, the Company had 8,950,700 shares of its Common Stock issued and outstanding. The following table sets forth, as of March 15, 1999, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

                           Name and                           Amount
                           Address of                         of
Title of                   beneficial                         beneficial                Percent of
Class                      owner                              owner                     class

Common                     Robert Aubel, Director             600,000                   6.3%
                           408 NW 120 Drive
                           Coral Springs, FL 33071

                           Jerry Aubel, Director              500,000                   5.3%
                           489 Isaac Frye Highway
                           Wilton, NH 03086

                           Mark E. Merhab                     500,000                   5.3%
                           4521 Gorham Drive
                           Corona Del Mar, CA
                           92625


                                       10


All officers and
Directors as a
Group (2 persons)                                           1,100,000                  11.6%


ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS:
----------------------------------------------------------------------

         Directors and Executive Officers. The following Directors and Executive Officers have served in their respective capacities since the Company was incorporated. None of the Directors hold similar positions in any reporting company. The directors named below will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting.

         Anthony Byrne, age 39, is the Chairman of the Board and has held this position since May, 1999. Mr. Byrne was President and CEO of Seagil Software prior from 1991 through 1998.

         Robert J. Aubel, age 39, is a Director, Secretary and Treasurer and CEO and President of the Company and has held these positions since May, 1997. Prior to that, Mr. Aubel was director of operations for Computer Access International from May 1994 to May 97, and before that he served as a regional sales manager for Netcomm Services from March 1991 to May 1994.

         Jerry Aubel, age 39, is a Director and Vice President of the Company and has held these positions since May 1997. Prior to that, Mr. Aubel was regional sales director for RSI Communications from January 1995 to May 1997, and before that he was regional sales manager for Augat Communications from July 1991 to January 1995.

         Jerry Aubel and Robert Aubel are brothers.

ITEM 6 - EXECUTIVE COMPENSATION:
--------------------------------

         The Company paid the following salaries to its executives:

                                           1998                   1997
                                           ----                   ----

Robert Aubel, Pres. & CEO              $   104,000             $    43,000

Jerry Aubel, VP                        $    78,000             $    32,000

Todd Talbot, IT Director               $    70,000             $     7,500

         None of the executives received any stock options or stock dividends. The three above executives received reimbursement for health insurance as part of their compensation. The directors were not compensated for any Board of Directors meetings.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS:
--------------------------------------------------------

         At December 31, 1997, the Company advanced $259,000 Computer Access International, a company which supplies computer related products to Allnetservices.com Corp. The Company recorded an allowance for uncollectibility amounting to $189,000 related to these advances as of December 31, 1997. During 1998, the Company received inventory from Computer Access International which reduced the advance amount to $189,000 at December 31, 1998 which amount is fully reserved at December 31, 1998. The Company's president, Robert Aubel and his mother Mary Aubel, are stockholders of this supplier.

         At December 31, 1998, the Company owes approximately $109,000 to Going South Investment Company and Avara Trading Company, Inc. which are both controlled by David Aubel, brother of the Company's president and vice president.

         At December 31, 1997, the Company owed approximately $214,000 to Avara Trading Company, Inc. In January 1998, the Company advanced $100,000 to its president. This advance was subsequently assumed by Avara Trading Company, Inc. In December 1998, $200,000 of these advances were repaid through the issuance of 500,000 common shares of the Company to this corporation.

ITEM 8- DESCRIPTION OF SECURITIES:
----------------------------------

         The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value $.001 per share. Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by stockholders. The Common Shares do not have cumulative voting rights. Therefore, holders of a majority of the Common Shares can elect all the members of the Board of Directors. A majority vote is also sufficient for most other actions requiring the vote or concurrence of stockholders. The Company's Officers and Directors as a group (two persons) own directly approximately 11.6% of the Issuer's capital stock.

         All Shares are entitled to share equally in dividends when and if declared by the Board of Directors out of funds legally available therefore. It is anticipated that the Company will not pay cash dividends on its Shares in the foreseeable future. In the event of liquidation or dissolution of the Company, whether voluntary or involuntary, holders of the Shares are entitled to share equally in all assets of the Company legally available for distribution to stockholders. The holders of Shares have no preemptive or other subscription rights to acquire authorized but unissued capital stock of the Company, and there are no conversion rights or redemption or sinking fund provisions with respect to such Shares. All of the outstanding Shares of the Company are fully paid and non-assessable.

PART II
-------

ITEM 1 - MARKET FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS:
----------------------------------------------------------------

         The Company's Common Stock trades in the over-the-counter market under symbol ANCS on the OTC Electronic Bulletin Board. There was no trading in the Company's Common Stock prior to March, 1997. The following table shows the quarterly high and low bid prices for the calendar year 1998 and the first half of 1999 as reported by the National Quotations Bureau Incorporated. These prices reflect inter-dealer quotations without adjustments for retail markup, markdown or commission, and do not necessarily represent actual transactions.

              YEAR            PERIOD                          HIGH                        LOW
              ----            ------                          ----                        ---
              1998         First Quarter                      1.00                        .37
                           Second Quarter                     2.00                        .43
                           Third Quarter                       .81                        .25
                           Fourth Quarter                    17.50                        .43

              1999         First Quarter                      4.00                       1.75
                           Second Quarter                     3.87                       1.25

         As of June 30, 1999, there were approximately 184 holders of record of the Company's Common Stock.

         Holders of the Company's Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefore. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future.

         The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

         The Company registrar and transfer agent is Interwest Transfer Co., Inc., which is located at 1981 East 4800 South, Suite 100, Salt Lake City, UT 84117 phone 801.272.9294.

ITEM 2 - LEGAL PROCEEDINGS
--------------------------

         The Company is not subject to any legal proceedings. The Company is unaware of any governmental authority that is contemplating any procedure to which the Company is a participant.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS:
-------------------------------------------------------

         The Company has never had any disagreements with its accountants.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES:
-------------------------------------------------

         In a series of transactions over the last three years, the Company sold 3,285,700 shares of its $.001 par value Common Stock at prices ranging from $
 .125 to $ 2.00 per Common Share for an aggregate of approximately $1,998,200 to 92 investors. These investors purchased such securities pursuant to an exemption from registration pursuant to Section (4)(20) of the Securities Act of 1933 (and Regulation D, Rule 504 as promulgated thereunder) (the "Private Offering"). All purchasers executed a Subscription Agreement indicating they have such knowledge and experience in financial and business matters that either alone or with a purchaser's representative, they are capable of evaluating the merits and risks of the investment. No purchasers used a purchaser representative. None of the Company's Officers, Directors or affiliates participated in the aforesaid sale of securities.

         No underwriters were involved in any of the offerings and all current offerings of the Company's securities have been completed. The Company used the proceeds from the offerings for general working capital.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS:
---------------------------------------------------

         The Company's Amended Articles of Incorporation provide for the indemnification of Directors in that Directors of this Corporation shall not be personally liable for monetary damages to the Company or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless the director breached or failed to perform his duties as Director. Such indemnification is available to any person who was or is a party to any proceeding (other than an action by, or in the right of, the Company), by reason of the fact that he or she is or was a Director, officer, employee or agent of the Company or is or was serving at the request of the Company.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S
--------

                            ALLNETSERVICES.COM CORP.

                              FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

                            ALLNETSERVICES.COM CORP.

                              FINANCIAL STATEMENTS

                           December 31, 1998 and 1997




                          INDEX TO FINANCIAL STATEMENTS



                                                                         Page
                                                                         ----

Independent Auditors' Report...............................................18
Balance Sheets..........................................................19-20
Statements of Operations ..................................................21
Statements of Shareholders' (Deficit) Equity...............................22
Statements of Cash Flows................................................23-24
Notes to Financial Statements...........................................25-31

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders
of Allnetservices.com Corp.

         We have audited the accompanying balance sheets of Allnetservices.com Corp. as of December 31, 1998 and 1997 and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allnetservices.com Corp. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                                            BERKOWITZ DICK POLLACK & BRANT, LLP

April 27, 1999Miami, Florida

                            ALLNETSERVICES.COM CORP.

                                 BALANCE SHEETS

                                                                 December 31,
                                                           ---------------------
                                                             1998         1997
                                                             ----         ----
ASSETS

CURRENT ASSETS
   Cash                                                    $ 14,385     $407,910
   Restricted cash                                           50,000         --
   Trade receivables                                         34,661       64,121
   Other receivables                                         10,000         --
   Inventories                                               10,687       45,276
   Advances to suppliers (net of $219,600 and
     $189,000 allowance for uncollectibility at
     December 31, 1998 and 1997, respectively)               10,197       70,000
                                                          ---------     --------

       TOTAL CURRENT ASSETS                                 129,930      587,307

PROPERTY AND EQUIPMENT, net                                  39,057       34,510

OTHER ASSETS                                                  7,268        7,268
                                                          ---------     --------

TOTAL ASSETS                                              $ 176,255     $629,085
                                                          =========     ========


See accompanying independent auditors' report and notes to financial statements.

                            ALLNETSERVICES.COM CORP.

                                                                                        December 31,
                                                                            ---------------------------------
                                                                               1998                   1997
                                                                               ----                   ----
LIABILITIES AND SHAREHOLDERS' (DEFICIT)
         EQUITY

CURRENT LIABILITIES
         Accounts payable                                                  $   275,074            $   124,004
         Due to related party, net                                             116,932                214,380
         Accrued expenses                                                       60,702                 55,206
                                                                           -----------            -----------

                  TOTAL CURRENT LIABILITIES                                    452,708                393,590

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' (Deficit) EQUITY
         Common stock-$.0001 par value; authorized
                  50,000,000 shares, issued and outstanding,
                  7,815,700 shares in 1998 and 6,591,700 shares
                  in 1997                                                          782                    659
         Additional paid-in capital                                          1,182,625                719,648
         Accumulated deficit                                                (1,459,860)              (484,812)
                                                                           -----------            -----------

                  TOTAL SHAREHOLDERS'
                      (DEFICIT) EQUITY                                        (276,453)               235,495
                                                                           -----------            -----------

                  TOTAL LIABILITIES AND SHAREHOLDERS'
                      (DEFICIT) EQUITY                                     $   176,255            $   629,085
                                                                           ===========            ===========


See accompanying independent auditors' report and notes to financial statements.

                            ALLNETSERVICES.COM CORP.

                            STATEMENTS OF OPERATIONS


                                                                                Years Ended December 31,
                                                                                ------------------------
                                                                             1998                      1997
                                                                             ----                      ----
Net sales                                                                $   380,306                $   302,888

Cost of sales                                                                270,208                    224,791
                                                                         -----------                -----------

       GROSS PROFIT                                                          110,098                     78,097

Selling, general and administrative expenses                               1,085,146                    558,909
                                                                         -----------                -----------

        LOSS FROM OPERATIONS BEFORE
         INCOME TAX BENEFIT                                                 (975,048)                  (480,812)

Income tax benefit                                                              --                         --
                                                                         -----------                -----------

       NET LOSS                                                          $  (975,048)               $  (480,812)
                                                                         ===========                ===========

       LOSS PER SHARE:

Loss per share                                                           $      (.15)               $      (.27)
                                                                         ===========                ===========

Weighted average number of common shares
   outstanding                                                             6,723,567                  1,757,642
                                                                         ===========                ===========


See accompanying independent auditors' report and notes to financial statements.

                            ALLNETSERVICES.COM CORP.

                  STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY

                                                 Common
                                                 Shares          Common       Additional         Accumulated
                                               Outstanding       Stock      Paid-in Capital        Deficit              Total
                                               -----------       -----      ---------------        -------              -----
Balance at December 31, 1996                      500,000       $    50       $     3,950        $    (4,000)       $      --

Issuance of Shares - Note A                     4,000,000           400              (400)              --                 --

Issuance of Shares - Note F                     2,091,700           209           716,098               --              716,307

Net Loss                                             --            --                --             (480,812)          (480,812)
                                              -----------       -------       -----------        -----------        -----------

Balance at December 31, 1997                    6,591,700           659           719,648           (484,812)           235,495

Issuance of Shares - Note F                       580,000            58           168,342               --              168,400

Issuance of Shares - Note F                       644,000            65           294,635               --              294,700

Net Loss                                             --            --                --             (975,048)          (975,048)
                                              -----------       -------       -----------        -----------        -----------

Balance at December 31, 1998                    7,815,700       $   782       $ 1,182,625        $(1,459,860)       $  (276,453)
                                              ===========       =======       ===========        ===========        ===========

See accompanying independent auditors' report and notes to financial statements.

                            ALLNETSERVICES.COM CORP.

                            STATEMENTS OF CASH FLOWS

                                                                                      Years Ended December 31,
                                                                                      ------------------------
                                                                                     1998                1997
                                                                                     ----                ----
Cash flows from operating activities:
   Net loss                                                                      $      (975,048)  $       (480,812)
   Adjustments to reconcile net loss to net
     cash used in operating activities:
       Depreciation                                                                        8,166              1,724
       Changes in assets and liabilities:
         Decrease (increase) in trade receivables                                         29,460            (64,120)
         Increase in other receivables                                                   (10,000)             -
         Decrease (increase) in inventories                                               34,588            (45,276)
         Decrease (increase) in advances to suppliers                                     59,803            (70,000)
         Increase in other assets                                                           -                (7,268)
         Increase in accounts payable                                                    151,070            124,004
         Increase in due to related party, net                                           102,552            214,380
         Increase in accrued expenses                                                     73,897             55,206
                                                                                 ---------------   ----------------
           Total adjustments                                                             449,536            208,650
                                                                                 ---------------   ----------------

              NET CASH USED IN OPERATING
                ACTIVITIES                                                              (525,512)         (272,162)
                                                                                 ---------------   ---------------

Cash flows from investing activities:
         Expenditures for equipment                                                      (12,713)          (36,235)
                                                                                 ---------------   ---------------

           NET CASH USED IN INVESTING
                ACTIVITIES                                                               (12,713)          (36,235)
                                                                                 ---------------   ---------------

Cash flows from financing activities:
    Increase in restricted cash                                                          (50,000)          -
    Issuance of common stock                                                             198,200          1,000,000
         Costs of raising capital                                                         (3,500)          (283,693)
                                                                                 ---------------   ----------------

              NET CASH PROVIDED BY FINANCING
                ACTIVITIES                                                               144,700            716,307
                                                                                 ---------------   ----------------


                            ALLNETSERVICES.COM CORP.

                                                        Years Ended December 31,
                                                        ------------------------
                                                         1998           1997
                                                         ----           ----

            NET (DECREASE) INCREASE IN CASH            (393,525)       407,910


CASH AT BEGINNING OF YEAR                               407,910           --
                                                      ---------      ---------

CASH AT END OF YEAR                                   $  14,385      $ 407,910
                                                      =========      =========

SUPPLEMENTAL DISCLOSURE OF
   CASH FLOW INFORMATION:
      Cash paid during the year for:
        Interest                                      $     908      $    --
                                                      =========      =========
        Income taxes                                  $    --        $    --
                                                      =========      =========


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES:

During 1998, the Company issued 500,000 common shares to a corporation controlled by a relative of the Company's president in payment of advances previously made by the corporation to the Company amounting to $200,000.

During 1998, the Company issued 330,000 common shares, valued at $68,400, to unrelated third parties for services provided to the Company.

In June 1997, the Company issued 7,000,000 common shares to Tasar Electronics Ltd. and 1,000,000 common shares to Tasar Holding, Ltd., resulting in a change in control of the Company.


See accompanying independent auditors' report and notes to financial statements.

                            ALLNETSERVICES.COM CORP.

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Create-a-Basket, Inc. ("CAB") was incorporated in October 1992. CAB had insignificant operations through December 31, 1996. Effective March 1997, CAB changed its name to Tasar Electronics Corp. ("Tasar"). In June 1997, Tasar issued 7,000,000 common shares to Tasar Electronics, Ltd. and 1,000,000 common shares to Tasar Holdings, Ltd. resulting in a change in control of Tasar. In June 1997, the Board of Directors of Tasar approved a reverse stock split of the original shares of Tasar in which one share of newly issued common stock of Tasar was exchanged for two existing outstanding shares. All share amounts presented have been retroactively adjusted for the effects of the reverse stock split. Effective March 1998, Tasar changed its name to Allnetservices.com Corp. (the "Company").

Business: The Company is engaged in the marketing and distribution of electronic consumer products in the United States and foreign markets through conventional direct and indirect distribution channels and the Internet. In connection with its Internet sales, the Company owns and operates an Internet auction site through which it sells its products to consumers and conducts several Internet related businesses including web hosting services, Internet site design, graphics design and data base management. Internet related sales amounted to approximately 35% and 14% of total sales, in 1998 and 1997, respectively.

Inventories: Inventories, consisting primarily of new and used computer equipment and copier parts, are valued at the lower of cost (first-in, first-out method) or market.

Property and equipment: Property and equipment is recorded at cost. Expenditures for major betterments and additions are capitalized. Repairs and maintenance which do not extend the useful life of the applicable assets are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Depreciation expense was $8,166 and $1,724 for the years ended December 31, 1998 and 1997, respectively.

Advertising Costs: The Company expenses all advertising costs as they are incurred. Total advertising costs for the years ended December 31, 1998 and 1997 were approximately $3,300 and $1,300, respectively.

                            ALLNETSERVICES.COM CORP.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Income Taxes: Deferred income taxes are recorded based on the future tax effects of the difference between the tax and financial reporting bases of the Company's assets and liabilities. In estimating future tax consequences, expected future events are considered except for potential income tax law or rate changes.

Comprehensive Income: The Company has no components of other comprehensive income. Accordingly, net income equals comprehensive income for all periods presented.

Net Loss Per Share: Net loss per common share is based on the weighted average number of common shares and common share equivalents outstanding during the year. There were no common share equivalents outstanding at December 31, 1998 and 1997.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Reclassifications: Certain reclassifications of 1997 amounts have been made to conform with the current year presentation.


NOTE B--RELATED PARTY TRANSACTIONS

At December 31, 1997, the Company advanced $259,000 to a company which supplies computer related products to Allnetservices.com Corp. The Company recorded an allowance for uncollectibility amounting to $189,000 related to these advances as of December 31, 1997. During 1998, the Company received inventory from this supplier which reduced the advance amount to $189,000 at December 31, 1998 which amount is fully reserved at December 31, 1998. Certain members of the Company's management are common shareholders of this supplier.

At December 31, 1998, the Company owes approximately $109,000 to two corporations controlled by a relative of the Company's president.

NOTE B--RELATED PARTY TRANSACTIONS--Continued

At December 31, 1997, the Company owed approximately $214,000 to a corporation controlled by a relative of the Company's president. In January 1998, the Company advanced $100,000 to

                            ALLNETSERVICES.COM CORP.

its president. This advance was subsequently assumed by the affiliated corporation. In December 1998, $200,000 of these advances were repaid through the issuance of 500,000 common shares of the Company to this corporation.

During 1997, approximately $62,000 of commissions on the sale of the Company's common stock was paid to a relative of the Company's president.


NOTE C--PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                                       December 31,
                                                                       ------------
                                                                  1998             1997
                                                                  ----             ----
Office equipment                                             $      42,828    $      30,115
Furniture and fixtures                                               6,119            6,119
                                                             -------------    -------------
                                                                    48,947           36,234
             Less:  accumulated depreciation                         9,890            1,724
                                                             -------------    -------------
                                                             $      39,057    $      34,510
                                                             =============    =============

NOTE D--FACTORING AGREEMENT

In November 1998, the Company entered into a factoring agreement in which the Company agrees to sell certain accounts receivable to a corporation acting as a factor ("Factor") at 98% of face value. In the event certain accounts are not acceptable to the Factor due to, among other things, credit worthiness or the nature of the product sold, the Factor may agree to accept the account at a lower percentage of face value. All accounts must be approved by the Factor, are sold with recourse, and the total amount of accounts purchased and outstanding cannot exceed $350,000. No accounts receivable have been sold pursuant to this agreement as of December 31, 1998. The agreement expires in November 1999. The president of the Factor was issued 250,000 restricted common shares of the Company for $100,000 in December 1998.

NOTE E--LINE OF CREDIT

In November 1998, the Company also entered into a revolving line of credit agreement with the Factor which allows for borrowings up to $100,000. The revolving credit agreement expires on December 1, 1999 and bears interest at the prime rate (7.75% at December 31, 1998) plus 1% per annum. Interest is paid monthly. A minimum payment amounting to 1% of the ending principal balance of the preceding month is due monthly. Any borrowings against the line of credit are

                            ALLNETSERVICES.COM CORP.

collateralized by a $50,000 certificate of deposit which is reflected as restricted cash on the Balance Sheet. There were no borrowings against the line of credit as of December 31, 1998.


NOTE F--STOCKHOLDERS' EQUITY

In fiscal 1997, the Company sold 2,091,700 shares of common stock to certain suitable investors pursuant to a Regulation D Rule 504 Offering Memorandum. The shares of common stock were sold at prices ranging from $.125 to $1.00 per share. Gross proceeds of the Offering amounted to $1,000,000 which was collected by the Company in 1997. The related common shares of the Company were issued in 1998 and accounted for as issued and outstanding as of December 31, 1997. Commissions and other expenses of the Offering, including 99,000 shares of Company common stock (fair value of $49,500) issued to certain persons, amounted to approximately $333,500 which amount was charged to additional paid-in-capital. Previously issued financials statements disclosed 1,702,140 shares of common stock outstanding pursuant to the above offering at December 31, 1997. The total amount of shares of common stock outstanding at December 31, 1997 pursuant to the above offering was adjusted to 2,091,700 shares based on updated information received from the Company's transfer agent.

During fiscal 1998, the Company issued 580,000 shares of restricted common stock. These shares of restricted common stock were issued for cash amounting to $100,000 and for services rendered to the Company valued at $68,400.

In fiscal 1998, the Company issued 644,000 shares of common stock to certain suitable investors pursuant to a Regulation D Rule 504 Offering Memorandum. The Company sold 144,000 shares of common stock at prices ranging from $.50 to $1.00 per share, and the Company issued 500,000 shares of common stock in exchange for the repayment of $200,000 of advances from a corporation controlled by a relative of the Company's president. Gross cash proceeds to the Company related to this offering amounted to $98,200. NOTE G--INCOME TAXES

The Company had a deferred tax asset of approximately $195,000 and $56,000 resulting primarily from net operating losses at December 31, 1998 and 1997, respectively. A valuation allowance of $195,000 and $56,000 was recorded to reduce this deferred tax asset to zero at December 31, 1998 and 1997, respectively. This valuation allowance was based on the Company's lack of earnings history. For federal income tax purposes, the Company has a net operating loss carryforward of approximately $1,029,000 expiring through the year 2018.


NOTE H--COMMITMENTS AND CONTINGENCIES

The Company leases office space under a non-cancelable operating lease which commenced in May 1997. The lease requires payments of approximately $3,200 per month and expires during June 2000, at which time the Company has the option to renew the lease for an additional two years. Rent expense for the years ended December 31, 1998 and 1997 was approximately $38,100 and $14,500, respectively.

                            ALLNETSERVICES.COM CORP.

The following is a schedule of the future minimum rental payments under this non-cancelable operating lease as of December 31, 1998:

                  Year Ending
                  December 31,
                  ------------

                      1999                                    $        39,000
                      2000                                             20,000
                                                              ---------------
                                                              $        59,000
                                                              ===============

NOTE I--CONCENTRATIONS OF CREDIT RISK

Cash concentration: The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company has not experienced any losses in such accounts.

Major customers: The Company had one customer that accounted for approximately 64% and 87% of net sales in 1998 and 1997, respectively. Additionally, this customer accounted for substantially all of the Company's accounts receivable in 1997.

NOTE J--MAJOR SUPPLIERS

The Company purchased approximately 61% and 66% of its total purchases from one supplier during the years ended December 31, 1998 and 1997, respectively.

NOTE K--SUBSEQUENT EVENTS

Subsequent to December 31, 1998, the Company sold 550,000 shares of common stock to certain suitable investors pursuant to a Regulation D Rule 504 Offering. The shares of common stock were sold at prices ranging from $0.857 to $2.00 per share. Gross cash proceeds to the Company related to this offering amounted to $700,000.

In January 1999, the Company entered into an agreement whereby the Company is the exclusive licensee in the United States of a single user software program that employs voice recognition technologies. The agreement requires the Company to issue 400,000 shares of restricted common stock and pay minimum royalties as follows:

                            ALLNETSERVICES.COM CORP.

         Years Ended January 31,
         -----------------------

                 2000                                         $100,000
                 2001                                          200,000
                 2002                                          250,000
                 2003                                          300,000
                 2004                                          350,000

The Company is required to pay a technical service fee of $2,000 per month and a sales expense fee of $120,000 for the first two contract years. After the first two contract years, any future sales expense fees will be mutually agreed to by the companies. The Company is also required to pay $100,000 or 50% of the costs for making upgrades to the software, whichever is less. The agreement also requires the Company to maintain an escrow account with an initial balance of $300,000. All receipts related to the sale of the software are to be deposited into this account. The funds in the account shall be used exclusively for production, marketing, sales and/or distribution of the software product.

NOTE L--LIQUIDITY

The Company incurred net losses of approximately $975,000 and $481,000 for the years ended December 31, 1998 and 1997, respectively. The Company's working capital deficiency at December 31, 1998 amounted to approximately $323,000. The Company has raised approximately $700,000 in a Regulation D Rule 504 Offering subsequent to December 31, 1998. Management of the Company believes that the inflow of new capital, coupled with the current available funds is sufficient capital resources to allow the Company to continue in existence as a going concern. In the event that the Company does not achieve profitable operations in the near future, management will be forced to raise additional funds through the sale of equity securities or the issuance of additional debt. Management is currently evaluating several proposals to obtain additional financing through the sale of convertible debt and equity securities.


PART III
--------

ITEMS 1 AND 2: INDEX TO AND DESCRIPTION OF EXHIBITS:
----------------------------------------------------

A) Financial Statements filed as part of the Registration Statement.

     (a) Audited year end financial statements as of December 31, 1998 and 1997, page 16.

                            ALLNETSERVICES.COM CORP.

     (B)  Exhibit                           Description
              3.i             Articles of Incorporation, as amended(1)
              3.ii            By-Laws(1)
              23.2            Consent of Berkowitz Dick Pollack & Brant, LLP(2)
              27              Financial Data Schedule(2)

(1)  To be Filed By Amendment

(2)  Filed Herewith

SIGNATURES
----------

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLNETSERVICES.COM CORP.


By:                                                    Date:
   ----------------------------                             -----------
    Robert Aubel, President